UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-55380

A.     Full title of the plan and address of the plan:
BEARINGPOINT, INC. 401(k) PLAN
c/o Human Resources
BearingPoint, Inc.
1676 International Drive
McLean, Virginia 22102
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
BearingPoint, Inc.
1676 International Drive
McLean, Virginia 22102

BEARINGPOINT, INC. 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits at April 30, 2006 and 2005	4
Statements of Changes in Net Assets Available for Benefits for the Fiscal Years Ended April 30, 2006 and 2005	5
Notes to Financial Statements	6
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)-April 30, 2006	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
BearingPoint, Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BearingPoint, Inc. 401(k) Plan (the “Plan”) at April 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Boston, Massachusetts
February 8, 2007

BEARINGPOINT, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	April 30,
	2006	2005

ASSETS
Investments, at fair value (Note C)	$490,509,530	$402,714,785

Receivables:
Company contributions, net of forfeitures (Note A-2)	7,904,005	9,179,569
Employee contributions	3,127,174	2,994,609
Other	32,843	13,448

Total assets	501,573,552	414,902,411

LIABILITIES
Accrued administrative expenses	51,356	—

Net assets available for benefits	$501,522,196	$414,902,411

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended April 30,
	2006	2005

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments (Note C)	$50,591,516	$8,719,344
Interest and dividends	23,305,746	12,911,802
Other	—	127,538

Total investment income	73,897,262	21,758,684

Contributions
Participant contributions and rollovers	75,147,274	67,132,852
Company contributions, net of forfeitures (Note A-2)	6,035,635	9,179,569

Total contributions	81,182,909	76,312,421

Total additions	155,080,171	98,071,105

Deductions from net assets attributed to:
Benefit payments to participants	68,176,549	46,775,649
Administrative expenses (Note A-9)	283,837	130,566

Total deductions	68,460,386	46,906,215

Net increase	86,619,785	51,164,890

Net assets available for benefits
Beginning of year	414,902,411	363,737,521

End of year	$501,522,196	$414,902,411

The accompanying notes are an integral part of these financial statements.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
April 30, 2006 and 2005
NOTE A—Description of the Plan
1. General
     The following brief description of the BearingPoint, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the provisions of the Plan.
     As of January 31, 2000, KPMG LLP separated its Consulting Business from its remaining businesses, and transferred the Consulting Business into a newly formed corporate entity, KPMG Consulting, Inc., which subsequently changed its name to BearingPoint, Inc. on October 2, 2002. In connection with the separation from KPMG LLP, BearingPoint, Inc. (the “Company”) established a new 401(k) plan for its employees.
     The Plan is a defined contribution plan. All full-time and part-time employees of the Company regularly scheduled to work a minimum of 1,000 hours in the plan year, or have completed one year of service, are eligible to participate. The Plan has two features: the 401(k) portion, which allows participants to make pre-tax contributions, and the after-tax portion, which allows participants to make after-tax contributions. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
     Effective as of May 1, 2006, the Plan was amended to change the plan year-end to December 31. As a result, there will be a transition plan year beginning on May 1, 2006 and ending on December 31, 2006. In addition, effective August 16, 2005, U.S. Trust was appointed as independent fiduciary of the Company’s common stock fund.
2. Contributions
     Eligible employees may elect to contribute on a pre-tax basis between 1% to 50% of their annual eligible compensation. Contributions to the Plan are subject to the limit imposed by the Code and by the Plan terms. The maximum contributions permitted by the Code were $15,000 for calendar year 2006 and $14,000 for calendar year 2005. Those who were age 50 or older at any time during the calendar year could take advantage of a higher pre-tax contribution limit of $20,000 for calendar year 2006. Participants may elect to make after-tax contributions up to a maximum of 50% of their eligible compensation on a combined pre-tax and after-tax basis. Participants may also rollover amounts representing distributions from other qualified retirement plans. Participants may choose to have their contributions invested entirely in one, or in any combination of investment options, in whole percentage increments.
     The Plan offers participants a variety of investment options, including collective trusts, mutual funds and a common stock fund, which is invested primarily in shares of the Company’s common stock. In addition, employees have the option to invest their retirement funds in a self-directed brokerage account, which includes a wide array of investments including publicly traded stocks, fixed-income instruments, or mutual funds. Participants may change their deferral percentage and investment selection for future contributions at any time. The changes will take effect for the next eligible pay cycle so long as the request is completed before the respective cutoff dates. Participants may transfer part or all of existing account balances among funds in the Plan at any time.
     From Plan inception through September 14, 2006, employees were able to elect to invest their retirement funds in the Company’s common stock fund, but no provisions of the Plan required them to do so. Effective September 14, 2006, the Plan was amended to permanently prohibit participant purchases of, and Company contributions of, Company common stock under the Plan, and no Participant may transfer any existing account balance to the common stock fund. Transfers from existing investment options to the Company’s common stock fund are also prohibited. The Plan does not restrict the ability of employees to dispose of any of the Company’s common stock currently held in their retirement funds; however, each employee is subject to the Company’s insider trading policy.
     Employees who make salary reduction contributions during the Plan year and who are employed on the last day of the Plan year receive a Company matching contribution of 25% of the first 6% of pre-tax eligible compensation contributed to the Plan, and, at the discretion of the Company, may make additional discretionary contributions of up to 25% of the first 6% of pre-tax eligible compensation contributed to the Plan. Catch-up contributions are not eligible for the Company matching contribution. The matching contribution is calculated once a year based on contributions to the Plan as of the last day of the Plan year. Matching contributions are made in cash. When the Company match is paid in cash, participants may choose to have their contributions invested entirely in one,

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS-(Continued)
April 30, 2006 and 2005
or in any combination of investment options, in whole percentage increments based on investment allocations on file at the time the matching contribution is made. Matching contributions for the years ended April 30, 2006 and 2005 were $9,106,119 and $8,290,276, respectively. Unallocated forfeiture balances of $1,641,633 and $979,078 as of April 30, 2006 and 2005, respectively, were offset against matching contributions paid to participants subsequent to the respective Plan year-end. Forfeitures represent Plan year-end non-vested Company matching contributions for participants who have terminated their employment with the Company and have either had a distribution processed from the Plan or have had funds remaining in the Plan for more than five consecutive years from their termination date. Matching contributions, net of forfeitures, for the years ended April 30, 2006 and 2005 are classified in the statement of net assets available for benefits as receivables, as matching contributions are paid subsequent to the plan year-end.
     The Company may, at its discretion, make profit-sharing contributions to the Plan to eligible employees employed on the last day of the Plan year, allocated according to their relative amount of compensation. Investment allocations of profit-sharing contributions are participant-directed. No profit-sharing contributions were made for Plan years ended April 30, 2006 and 2005.
     Included in employer contributions receivable as of April 30, 2006 and 2005 is $439,519 and $1,868,371, respectively, relating to amounts currently estimated to be due from the Company. The estimated amount relates to after-tax deductions that are payable by the Company, once a final determination of the amount is made, with regard to certain eligible earnings plus interest between 2000 and 2006. Management is in the process of identifying and determining the correction required.
3. Participant Accounts
     The Plan recordkeeper (Merrill Lynch & Co.) maintains an account in the name of each participant constituting the sum of the participant’s pre-tax contributions, after-tax contributions, matching contributions, profit-sharing contributions, rollover contributions and share of the net earnings, losses and expenses, if any, of the various investment funds; less any loans and withdrawals. Allocations are based on compensation or account balances, as defined. The interest of each participant in each of the funds is represented by units/shares credited to the participant’s account. The benefit to which the participant is entitled is equal to the vested benefit of the participant’s account.
4. Vesting
     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit-sharing contributions, plus actual earnings thereon, is based on years of service. Matching and profit-sharing contributions currently vest at a rate of 25% per year, starting in year two; therefore, 100% of matching and profit-sharing contributions will be vested after five years of service. Forfeitures are used to reduce future Company matching contributions.
5. Participant Loans
     Active participants may borrow a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their aggregate vested account balances from their vested matching contributions account, pre-tax contributions account and rollover account (in such order), excluding the after-tax account. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. A participant may have up to two loans outstanding at any time. The loans are secured by the account balance under the Plan and bear interest at 1% plus the ending prime interest rate of the month preceding the date of the loan. As of April 30, 2006 and 2005, interest rates on outstanding loans ranged from 4.00% to 10.00% and 4.00% to 11.00%, respectively. Principal and interest are generally

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS-(Continued)
April 30, 2006 and 2005
repaid through regular semi-monthly after-tax payroll deductions; however, participants may elect to repay the entire outstanding loan balance at any time without penalty.
     Upon a participant’s termination of employment, any loan that is outstanding becomes immediately payable in full. Participant loans considered in default based on the terms of the Plan document are deemed cancelled and are included as distributions in the statement of changes in net assets available for benefits. During the Plan years ended April 30, 2006 and 2005, $1,061,749 and $968,180, respectively, in defaulted participant loans were treated as deemed distributions.
6. Withdrawals
     Participants employed with the Company who have attained age 59 1/2 may request the Company’s 401(k) Plan Committee (or their designee) to distribute all or any portion of such account balance to the extent it is vested.
     Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. Participants must submit evidence of hardship to the Company’s 401(k) Plan Committee (or their designee), which will determine whether the situation qualifies for a hardship withdrawal.
7. Distributions
     Upon termination of employment, a participant who has vested benefits below $5,000 (excluding any rollover amounts) receives a lump-sum distribution. A participant whose vested benefits equal or exceed $5,000 (excluding any rollover amounts) may elect to receive a distribution of his/her account balance or leave the vested balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant attains age 70 1/2 . A participant may elect to receive the distribution as a lump-sum distribution, or in monthly installments over a period not to exceed such participant’s life expectancy, or the joint and last survivor life expectancy of such participant or such participant’s beneficiary. If a lump sum distribution is elected, any portion invested in the common stock fund may be distributed in cash or in shares of Company common stock. Fractional shares are paid in cash. There are minimum distribution requirements for each distribution calendar year, up to and including the year of the participant’s date of death. Additional minimum distribution requirements are established for the designated beneficiary upon the participant’s death. The minimum distribution requirements are calculated based on a number of factors including the participant’s account balance, the participant’s age and life expectancy, and if the participant’s sole designated beneficiary is such participant’s spouse, the spouse’s age and life expectancy.
     Effective for mandatory distributions made under the Plan on or after March 28, 2005, in the event of a mandatory distribution that is greater than $1,000 and is an eligible rollover distribution subject to the direct rollover requirements of Section 401(a)(31) of the Code, if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the 401(k) Plan Committee (or its designee) will pay the distribution in a direct rollover to an individual retirement plan (i.e., individual retirement account or an individual retirement annuity) designated by the 401(k) Plan Committee (or its designee).
     Upon the death of a participant, the value of the participant’s account will be distributed to the participant’s beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary must be the participant’s spouse, unless the participant’s spouse has previously given written, notarized consent to designate another person as beneficiary. If the participant marries or remarries, any

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS-(Continued)
April 30, 2006 and 2005
prior beneficiary designation is cancelled and the spouse automatically becomes the beneficiary. If the participant is single, the beneficiary may be anyone previously designated by the participant under the Plan. In the absence of an effective designation under the Plan at the time of death, the proceeds normally will be paid to the participant’s surviving spouse or, if no surviving spouse exists, to the participant’s estate.
8. Plan Termination
     Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
9. Administration
     The assets of the Plan are held by Merrill Lynch & Co., as Trustee of the BearingPoint, Inc. 401(k) Plan Trust (the “Trust”). The assets in the Trust are invested in various mutual funds, collective trusts, money market funds and common stock. The assets of the Plan are invested with the following investment managers as of April 30, 2006: Merrill Lynch Investment Managers; Franklin Templeton Investments; Massachusetts Financial Services Company; Hotchkis and Wiley Funds; Oppenheimer Funds; ABN AMRO Asset Management; Victory Capital Management Inc.; Pacific Investment Management Company, LLC (PIMCO) and Capital Research and Management Company.
     The administrative functions of the Plan are primarily performed by the Company’s Benefits group. The Company does not receive compensation from the Plan for services provided. Administrative costs of the Plan that are deducted from participants’ accounts include (a) brokerage fees and commissions which are included in the cost of investments and in determining net proceeds on sales of investments, and (b) investment management fees, which are paid from the assets of the respective funds; those fees comprise fixed annual charges and charges based on a percentage of net asset value. Administrative expenses paid for by the Plan primarily relate to the Financial Engines Online Investment Advice Program. Operational expenses, including audit and certain legal fees along with expenses related to the use of premises, facilities and equipment, for the years ended April 30, 2006 and 2005, were paid by the Company.
     During the year ended April 30, 2005, Fidelity Management and Research Company provided reimbursement to the Plan of $127,538, resulting from a revenue sharing arrangement that was calculated based on the amount of assets held by the Plan in the Fidelity Magellan Fund. The Fidelity Magellan Fund was eliminated from the Plan on March 31, 2005 and therefore no reimbursement was applicable to 2006.
10. Risks and Uncertainties
     The Plan provides for various investment options in mutual funds, bank collective trusts and common stock, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rates, credit and overall market volatility. Due to the risks associated with investment securities, it is possible that the value of investment securities will change, including a decrease in value, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
NOTE B—Summary of Significant Accounting Policies
1. Basis of Accounting
     The financial statements of the Plan are prepared using the accrual method of accounting.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS-(Continued)
April 30, 2006 and 2005
2. Investment Valuation and Income Recognition
     Investments, including self-directed brokerage investments, are stated at fair value. Cash and cash equivalents are reported at cost which approximates fair value. Investments in mutual funds are valued at the net asset values per share as quoted by the funds as of the valuation date. Shares of common stock are valued at quoted market prices on the last business day of the Plan year. Collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date. Participant loans are recorded at cost, which approximates fair value.
     Purchases and sales of securities are recorded on a trade-date basis, and gain or loss on disposition is based on average cost. Unsettled security transactions at year end are reflected in the financial statements as a payable or receivable. Dividend income is recorded as of the “ex-dividend date,” and interest income is recorded on the accrual basis.
     In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of Plan investments, which consists of realized gains or losses and the unrealized appreciation or depreciation on those investments.
3. Contributions
     Contributions made by participants are recorded in the period in which the amounts have been withheld from compensation.
4. Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results may differ significantly from those estimates.
5. Payment of Benefits
     Benefits payments to participants are recorded upon distribution.
6. Reclassifications
     Certain prior year disclosed amounts have been reclassified to conform to the current year presentation.
NOTE C—Investments
     The following investments represent 5% or more of the Plan’s assets as of April 30, 2006 and 2005:

	April 30,
	2006	2005

Merrill Lynch Basic Value Fund CL I	$53,845,445	$47,221,261
Victory Diversified Stock Fund	53,624,759	48,412,106
Merrill Lynch Equity Index Trust Fund 12	50,408,552	47,171,965
Merrill Lynch Retirement Preservation Trust	49,335,487	50,387,546
Hotchkis & Wiley Small Cap Fund VL I	39,680,255	31,813,873
Templeton Foreign Fund ADV	39,560,864	30,877,110
Merrill Lynch Fundamental Growth Fund CL I	38,542,877	32,457,607

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS-(Continued)
April 30, 2006 and 2005
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value as follows:

	Year ended April 30,
	2006	2005

Mutual Funds	$39,567,536	$5,998,373
Collective Trusts	10,289,929	3,425,044
Common Stock	734,051	(704,073)

Net appreciation in fair value of investments	$50,591,516	$8,719,344

NOTE D—Related Party Transactions
     Certain Plan investments are shares of mutual funds and collective trusts managed by Merrill Lynch & Co., an affiliate of the trustee of the Plan. These transactions are considered party-in-interest transactions. Additionally, Merrill Lynch & Co. acts as the recordkeeper for the Plan. During 2006 and 2005, the Plan incurred costs of $15,664 and $16,696, respectively, to Merrill Lynch & Co. In addition, during the 2006 Plan year, the U.S. Trust was a fiduciary of the Plan, to whom the Plan incurred costs of $62,603 during the period ended April 30, 2006.
     At April 30, 2006 and 2005, the Plan had outstanding loans to participants of $6,807,959 and $6,960,854, respectively. These transactions are considered party-in-interest transactions.
     At April 30, 2006, the Plan held 212,341 shares of the Company’s common stock valued at $1,970,529. At April 30, 2005, the Plan held 262,377 shares of the Company’s common stock valued at $1,624,112. During the year ended April 30, 2006, there were no purchases of the Company’s common stock and the Plan sold 50,159 shares of the Company’s common stock with a market value of $388,837. During the year ended April 30, 2005, the Plan purchased 184,881 shares of the Company’s common stock with a market value of $1,547,126 and sold 154,199 shares of the Company’s common stock with a market value of $1,283,877. The remaining share activity for 2006 of 123 shares of the Company’s common stock were due to non-cash “in-kind” distributions to participants and other forfeitures.
NOTE E—Temporary Blackout Periods
     Effective as of September 14, 2006, the Compensation Committee of the Board of Directors of the Company amended the Plan to permanently prohibit participant purchases and Company contributions of Company common stock under the 401(k) Plan. As a result of this action, the previously announced temporary blackout period pursuant to Regulation BTR ended. The temporary blackout period began on April 20, 2005 in connection with the Company’s announcement that investors should not rely upon certain previously issued financial statements. During the temporary blackout period, participants of the Plan were unable to direct that plan contributions be allocated to purchase Company common stock or to reallocate their account balances so as to transfer any amount into Company common stock. Participants could still sell Company common stock at any time, subject to the Company’s insider trading policy. During the blackout period amounts that pursuant to a participant’s investment election would have otherwise been used to purchase Company common stock were invested in the Merrill Lynch Retirement Preservation Trust Fund.

BEARINGPOINT, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS-(Continued)
April 30, 2006 and 2005
NOTE F—Income Tax Status
     The Trust established under the Plan is qualified under Section 401(a) of the Code. The Plan received a favorable determination letter from the Internal Revenue Service on July 18, 2003. The Plan has been amended a number of times since receiving the determination letter. The Plan administrator continues to believe the Plan is designed and is being operated in compliance with the applicable requirements of the Code. Accordingly, a provision for federal income taxes has not been made.
NOTE G—Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at April 30, 2006 and 2005, respectively, to the Form 5500:

	April 30,
	2006	2005

Net assets available for benefits per the financial statements	$501,522,196	$414,902,411
Less: amounts due to withdrawing participants	690,977	620,224

Net assets available for benefits per the Form 5500	$500,831,219	$414,282,187

     The following is a reconciliation of benefits to participants according to the financial statements for the year ended April 30, 2006, to the Form 5500:

Benefits paid per the financial statements	$68,176,549
Add: amounts allocated to withdrawing participants at April 30, 2006	690,977
Less: amounts allocated to withdrawing participants at April 30, 2005	(620,224)

Benefits paid per the Form 5500	$68,247,302

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date.

BEARINGPOINT, INC. 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 30, 2006

		(c) Description of investment, including
	(b) Identity of issue, borrower,	maturity date, rate of interest,		(e) Current
(a)	lessor or similar party	collateral, par or maturity value	(d)	Value

*	Merrill Lynch International Index Collective Trust Tier 2	Collective Trust, 308,551.3151 units	**	$5,640,318
*	Merrill Lynch Small Cap Index Collective Trust Tier 2	Collective Trust, 279,912.6425 units	**	6,032,117
*	Merrill Lynch Aggregate Bond Index Collective Trust	Collective Trust, 221,042.6829 units	**	3,753,305
*	Merrill Lynch Mid Cap S&P 400 Index Trust 2	Collective Trust, 198,224.7091 units	**	4,277,689
*	Merrill Lynch Equity Index Trust Fund 12	Collective Trust, 3,309,819.5670 units	**	50,408,552
*	Merrill Lynch Retirement Preservation Trust	Collective Trust, 49,335,486.7535 units	**	49,335,487
*	Merrill Lynch Collective Trust International Index Fund	Collective Trust, 4.6817 units	**	87
*	Merrill Lynch Small Cap Index Collective Trust 1	Collective Trust, 5.4239 units	**	130

	Subtotal Common/Collective Trusts			119,447,685

	Franklin SML — MID Cap Growth Fund ADV CL	Mutual Fund, 262,848.9424 units	**	10,758,405
	Hotchkis & Wiley Small Cap Fund	Mutual Fund, 757,256.7780 units	**	39,680,255
	Massachusetts Investors Growth Stock Fund	Mutual Fund, 589,668.1315 units	**	7,854,380
*	Merrill Lynch Basic Value Fund CL I	Mutual Fund, 1,596,366.5788 units	**	53,845,445
*	Merrill Lynch Value Opportunities Fund CL I	Mutual Fund, 559,881.6437 units	**	16,169,382
*	Merrill Lynch Fundamental Growth Fund CL I	Mutual Fund, 1,924,257.4326 units	**	38,542,877
	MFS Government Securities Fund	Mutual Fund, 1,222,764.774 units	**	11,359,485
	Oppenheimer Global Fund CL Y	Mutual Fund, 182,483.9425 units	**	13,401,621
	Pimco Total Return Fund	Mutual Fund, 1,885,635.3469 units	**	19,422,044
	Templeton Foreign Fund ADV	Mutual Fund, 2,813,717.2330 units	**	39,560,864
	ABN AMRO/Veredus Aggressive Growth Fund I	Mutual Fund, 246,536.8397 units	**	5,354,781
	Hotchkis & Wiley Mid Cap Value Fund I	Mutual Fund, 630,068.3814 units	**	19,135,177
	American Europacific Growth Fund R4	Mutual Fund, 271,706.2339 units	**	12,482,184
	Pimco High Yield Fund ADMN CL	Mutual Fund, 904,427.9518 units	**	8,800,084
	Victory Diversified Stock Fund	Mutual Fund, 2,997,471.1598 units	**	53,624,759

	Subtotal Mutual Funds			349,991,743

	Employee Self Direct Option Assets	Self-directed	**	11,596,594
*	BearingPoint, Inc. Common Stock	Employer Common Stock, 212,341.5345 shares	**	1,970,529
*	Loans to Participants	Interest rate range, 4.0% to 10.0%, maturity dates range from 5/2006-4/2026	**	6,807,959
*	Merrill Lynch CMA Money Fund		**	695,020

				$490,509,530

*	Party-in-interest
**	Cost information omitted for fully-participant directed investments

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BEARINGPOINT, INC. 401(k) PLAN
Date: February 9, 2007	By:	/s/ SEAN HUURMAN
Sean Huurman
401(k) Plan Committee Chair